Exhibit 99.1

On Announces its Three Year Financial Outlook, Confirming its Ongoing Commitment to Combine Strong Growth with Increasing Profitability

•On has significantly over-delivered on its IPO growth strategies, adding over CHF1bn in Net Sales since its NYSE listing in September 2021

•By 2026, On intends to double its expected full year 2023 net sales and increase its adjusted EBITDA margin to 18%+

•Vision to be the most premium global sportswear brand

•Three strategic growth pillars will ignite On’s future growth path - Elevate the current core business and communities, Expand additional growth drivers such as China and own retail and Establish new building blocks, including Tennis and Training

ZURICH, Switzerland, October 4, 2023 — Swiss performance sportswear brand On (NYSE: ONON) will today, October 4, 2023, host an Investor Day at On Labs in Zurich, Switzerland. Two years after the Company’s IPO and following the successful execution on the growth strategies presented during the listing process, the Company is providing an update on its strategic priorities and vision. As a part of the event, the Company is announcing three-year (FY 2026) financial targets and introducing the strategic building blocks to support this next stage of growth.

Following On’s track record of strong growth and increasing profitability, the Company intends to double its expected 2023 net sales by 2026, while increasing its adjusted EBITDA margin to 18%+ in the same timeframe. On is further setting out to build the foundation for a much bigger company in the future, with the long-term ambition to build the most premium, global sportswear brand.

“We are extremely proud and pleased with how we have been able to successfully deliver on our mission and growth strategies over the past two years,” said Marc Maurer, Co-CEO. “The strength of our brand and products, our outstanding team and innovation capabilities, as well as the very large addressable market, give us numerous opportunities to grow. We are staying true to our core, with controlled expansion into adjacencies, to continue on our path towards the vision to be the most premium global sportswear brand.”

On’s strategic vision for the next stage of growth includes the three strategic growth pillars Elevate, Expand and Establish:

•Elevate: On continues to see significant runway for growth in its core areas. The growth pillar Elevate includes the strategic building blocks to further elevate its market share in running, its brand awareness among its communities as well as its performance credibility and sustainability impact
•Expand: On is at the early stage of geographic expansion and sees potential to build its footprint considerably. The growth pillar Expand includes the strategic building blocks to expand its premium multi-channel distribution, its own retail presence, and its footprint in China
•Establish: On is stepping into selected adjacencies, while staying true to its philosophy centered around establishing credibility in performance. The growth pillar Establish includes the strategic building blocks to establish its training community and light up the tennis court, as well as to establish full head-to-toe looks across all its verticals

Financial Ambitions

Besides updating its strategic priorities, On today is reiterating its previously provided outlook for the full fiscal year ending December 31, 2023. This includes the expectations to reach CHF 1.76 billion in net sales, at least 58.5% gross profit margin and 15.0% adjusted EBITDA margin, respectively.

On’s strategic growth pillars will set the basis to continue to deliver on the philosophy of combining strong growth alongside attractive and increasing profitability. By 2026, On intends to deliver on the following financial ambitions:

•Doubling net sales between 2023 and 2026 to at least CHF 3.55 billion, reflecting a CAGR of over 26% based on the outlook for the full fiscal year ending December 31, 2023
•Exceeding 60% gross profit margin by 2026
•Deliver economies of scale, with the ambition to reach 18%+ adjusted EBITDA margin by 2026

“We have an exciting product pipeline that includes running, training, and tennis footwear and apparel. Additionally, we believe there are huge opportunities to increase brand awareness and to expand through our multi-channel approach. We are enthusiastic about our continued growth.” said Martin Hoffmann, Co-CEO and CFO. “The 2026 targets announced today continue to be above the long-term ambitions shared at the time of the IPO, and we view them as an intermediate step in our ambition to build a much bigger company in the future”.

Beyond the stated ambitions for 2026 and resulting from the vision to build the most premium global sportswear brand, the Company further announces the long-term targets to drive towards an apparel share of 10%+, an own retail share of 10%+ and a China share of 10%+ in relation to its overall net sales. Similarly, the Company expects to further drive profitability beyond 2026, with the aspiration to grow Net Sales by 20 - 25% per year and exceed 20% adjusted EBITDA margin as its updated long-term targets.

Webcast Information

A live webcast of the presentation and Q&A session will be available at 8 a.m. U.S. Eastern Time (2 p.m. Central European Time) on the Company’s investor relations website. A recording will be available after the live event. The presentation will be held by several members of the On management team.

About On

On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Thirteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor and all-day activities. Fueled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and Dream On.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Forward-Looking Statements

This press release includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of On Holding AG (“On” or the “Company”) that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, projections, guidance and outlook statements, our long-term targets, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies, including plans for expansion to new markets and new products. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen our direct-to-consumer (“DTC”) channel; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; security breaches and other disruptions to our IT systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; financial accounting and tax matters; any material weaknesses identified in our internal control over financial reporting and remediation efforts; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

Non-IFRS Financial Measures

Included in this press release are certain financial measures that are not calculated in accordance with International Financial Reporting Standards (“IFRS”), including adjusted EBITDA and adjusted EBITDA margin. Such measures are designed to supplement, and not substitute, On’s financial information presented in accordance with IFRS. The non-IFRS measures as defined by On’s may not be comparable to similar non-IFRS measures presented by other companies. The presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that On’s future results will be unaffected by other unusual or nonrecurring items.

We do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on.com

Source: On
Category: Corporate